1/31

08000511

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wireless 2 Technologies Inc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

FILE NO. 82- 01548

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

DEF 14A (PROXY) ☐

AR/S (ANNUAL REPORT) ☑

SUPPL (OTHER) ☐

OICF/BY: dw

DAT : 1/31/08

File No. 82-1548
12g3-2(b) Exemption

9-30-07
AR/S

>> 2007 ANNUAL REPORT

SEPTEMBER 2007



WIRELESS2 TECHNOLOGIES INC

Report to our Shareholders

In Fiscal 2007, we continued to refine our strategy and consolidated our business model after the sale of the curfew monitoring business. Wireless2 has been looking at business opportunities during 2007 and the first quarter of fiscal 2008 and we will continue to search for technologies which will provide growth opportunities and shareholder value. Wireless2 management team has a proven track record in the international wireless RFID (radio frequency identification device) market that specializes in tracking "persons of interest" as well as assets for US government agencies for the past 15 years. During the year Wireless2 provided business management and design and market strategies from its corporate head office located in Surrey, British Columbia. Tactical Technologies Inc., our law enforcement operating subsidiary, has design and manufacturing facilities located in Holmes, Pennsylvania and is also evaluating new opportunities in the commercial RFID marketplace.

Law Enforcement Division

Tactical Technologies supplies tracking and intelligence gathering support technology used in government covert operations in the fields of surveillance and intelligence gathering to law enforcement agencies. The division's principal products consist of covert body worn audio transmitters, repeaters, and intelligence gathering kits including receivers with recording capabilities. PS/Cellular/radio frequency tracking equipment and video packages are also supplied for covert remote tracking of assets and vehicles in real time and after-the-fact. The law enforcement division continued to develop and release several new products over the past year that have added revenues and established a new technology outlook for continued long term growth.

2007 saw significant positive changes for Tactical. Both sales and profits were up from the previous year due to changes in marketing efforts as well as increased funding for audio equipment purchases in the market. Revenues increased 33% to $3.2 million and gross margin increased to 43% for the law enforcement segment during fiscal 2007. A portion was due solely to the timing of deliveries under US Federal government purchase orders. The gross margin increase is largely due to sales product mix and additional production efficiencies undertaken in the year. Gross profits in the law enforcement segment vary with the product mix and volumes of sales with higher margins being earned on sales of in-house manufactured products compared to products purchased for resale.

Tactical moved its facility, expanded its training academy, expanded the number of production employees, and began additional concentrated R&D efforts to keep pace with changing technologies and insure the future of the product line. Total space increased from 8,400 square feet to 11,800 square feet with an open and expansive flex-space production floor. Monthly gross dollars expended on facility costs (lease and utilities) remained constant due to the advantages gained at the new facility in square foot charges and reduced utilities bills. Both Engineering and Manufacturing increased in size, with better layouts for more productive work flow while also allowing for future expansion. The added production throughput capabilities were greatly seen in the outbound shipping numbers of the fourth quarter of 2007.

Tactical is currently advancing development of the latest technologies for the Law Enforcement marketplace. The majority of the Company's R&D over the past 18 months has been geared towards three product lines. The "Diamond™ Line" a release of our first fully digital line of transmitters and receivers utilizing spread spectrum and frequency hopping technologies as well as digitally encoded audio. During the first quarter of 2008, the prototypes in the Diamond line were put through multiple rigorous field trials from technical departments in the law enforcement community. These successful real world trials locked in the refinements needed before bringing the new line to the marketplace. The Diamond Line's first offerings are scheduled to be shippable to the marketplace in the Spring of 2008. Our second product development is the "MiniSpider Line" a portable equipment module comprised of the newest technology for the most frequently used communications devices found in today's mobile surveillance platforms. The technology includes IP broadband connectivity via cellular, Wi-Fi, WAN or LAN, single or dual DVRs with removable hard drives, D1 quality video recording, single or dual fold up LCD monitors, Microwave video reception and our popular Citation 20 receiver. The third development is the "JOEY: J1R Transcorder Line" a premier line of transcorders that includes a rechargeable internal Lithium Polymer battery - another first in the industry. The JOEY line is the world's FIRST line of transcorders. The innovative line of products was originally introduced in 2004. The Diamond Line will see a digital transmission version of the JOEY sometime late in 2008.

Sales and marketing strategies were implemented in 2007 with direct mailing on a quarterly basis and adding an additional Independent Representative for the South East USA. Direct mailing combined with our new strategic partnering program combining video integration and value added resellers (VAR) increased sales during the year. By utilizing strategies, Tactical's goal is to continue R&D focus on the audio line and the future of our Digital "Diamond Series" of products, while not expanding R&D overhead in an effort to expand deeper into the video commodity market. Tactical was awarded a GSA Schedule for its products and training services in 2007. The GSA Advantage program makes it easier for US Federal and some US State and Local agencies to purchase equipment by eliminating the need for competitive bidding.

Tactical continued with its National training program NARCTECH. During the year the Company ran 6 Basic Electronic Surveillance classes. These classes were hosted in New York, Georgia, Maine, Ohio, Pennsylvania, and Ontario Canada and served 69 agents from 50 different agencies. In addition, NarcTech ran 3 training classes for our CTAC / ONDCP customers (Counterdrug Technology Advancement Center of the Office of National Drug Control Policy – a US Federally Funded Program) and two additional classes for MOCIC (Midstates Organized Crime Information Center – a Federally Funded program). NarcTech is projected to hold 8 classes in 2008 including our first 3 day Advanced Electronic Surveillance course. At the end of our 1st quarter Tactical was contracted to supply kits of working demonstration equipment consisting of transmitters, receivers, and repeaters to both C.O.P.S. (Covert Operations Program Specialists) and the International Association of Undercover Officers for use in their extensive list of training classes held throughout the United States. These groups will be utilizing Tactical equipment for the practical exercise segments of their training classes. Both organizations project combined estimates of 400agents for 2008.

This division operates on a traditional sales revenue model and the law enforcement division ended the year with a backlog of orders totaling $760,000 and expects that their latest "best of breed" technologies will increase revenues in future periods. The majority of Tactical's revenues and expenses are generated in US dollars. Revenues and expenses for 2007 and 2006 were reduced as the average exchange rate fell from 1.22 in 2005 to 1.14 in 2006 and 1.11 in 2007.

Outlook

Tactical Technologies Inc. primary market is the USA and their assistance to the war on crime continues to grow this law enforcement sector and offer additional opportunities. Tactical continues to be successful in its field and is expected to continue to generate approximately $3.0 million in revenues annually. Tactical moved to a larger facility in the third quarter of 2007. Tactical has received additional US Federal government agencies new contracts in our first quarter and will be delivering them throughout the balance of the year. The CTAC US Federal program was renewed again for the 2008 year. The CTAC program accounted for over 50% of the Federal orders placed during 2007. Tactical expects to again achieve positive net earnings for fiscal 2008. Tactical had a backlog of approximately $760,000 at September 30, 2007 which compares favorably with prior periods.

Wireless2 now has a strong financial position to expand Tactical and search for new opportunities in the wireless marketplace. Growth requires change and the changes we have taken are expected to have a positive impact on our growth. We are confident we can achieve our goals because we have the financial resources, the availability of business opportunities, the strategies, the people and the commitment to do everything possible to meet and exceed them. We also have a Board of Directors with the experience to ensure Wireless2 achieves greater success going forward.

We express our appreciation to all members of the Wireless2 and Tactical team, the many skilled and motivated employees and directors, for their efforts in the past year. We also acknowledge the continued support of our customers and stakeholders that make all of this possible.

On behalf of the Board of Directors

"D.H. Blakeway" (signed)

Doug H. Blakeway
President & Chief Executive Officer
January 07, 2008

Wireless2 Technologies Inc.
September 30, 2007 and 2006

Table of contents

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' report

To the Shareholders of
Wireless2 Technologies Inc.

We have audited the consolidated balance sheets of Wireless2 Technologies Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
January 4, 2008

Wireless2 Technologies Inc.

Consolidated balance sheets
as at September 30, 2007 and 2006

	2007	2006
	$	$
Assets		
Current assets		
Cash and cash equivalents	**1,659,633**	1,287,801
Accounts receivable	**324,273**	510,166
Holdback receivable (Note 5)	**555,278**	500,000
Inventory (Note 6)	**328,964**	341,074
Prepaids	**27,104**	51,224
Receivable from On Guard Plus Limited (Note 4)	**-**	471,651
	2,895,252	3,161,916
Property and equipment (Note 7)	**18,295**	25,428
Other assets (Note 8)	**14,692**	145,757
	2,928,239	3,333,101
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**331,742**	314,180
Customer deposits	**3,648**	9,940
Loans payable (Note 9)	**19,389**	129,059
	354,779	453,179
Shareholders' equity		
Share capital (Note 11)	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Accumulated other comprehensive loss	**(279,509)**	(225,585)
Accumulated deficit	**(12,048,452)**	(11,795,914)
	2,573,460	2,879,922
	2,928,239	3,333,101

Commitments (Note 14)

Approved by the Directors

"D.H. Blakeway"

Director

"K.R. Tolmie"

Director

Wireless2 Technologies Inc.
Consolidated statements of operations
years ended September 30, 2007 and 2006

	2007	2006
	$	$
Revenue	**3,339,943**	2,501,333
Cost of sales	**1,899,847**	1,524,581
Gross profit	**1,440,096**	976,752
Expenses		
Sales and marketing	**587,366**	547,026
General and administration	**698,604**	276,677
Research and development	**240,960**	171,389
Foreign exchange loss	**77,649**	16,413
Financing charges	**31,080**	17,976
Depreciation and amortization	**18,099**	36,487
	1,653,758	1,065,968
Loss before income taxes	**(213,662)**	(89,216)
Income taxes (Note 10 (a))	**-**	(6,057)
Loss from continuing operations	**(213,662)**	(95,273)
(Loss) gain from discontinued operations, net of tax (Note 4)	**(38,876)**	1,574,731
Net (loss) income	**(252,538)**	1,479,458
Loss per share from continuing operations		
Basic and diluted	**(0.01)**	(0.01)
(Loss) income per share from discontinued operations		
Basic and diluted	**(0.00)**	0.09
Net (loss) income per share		
Basic and diluted	**(0.01)**	0.08
Weighted average number of common shares		
Basic and diluted	**18,789,892**	18,812,213

Wireless2 Technologies Inc.

Consolidated statements of shareholders' equity and comprehensive loss
years ended September 30, 2007 and 2006

	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Comprehensive loss	Total shareholders' equity
	$	$	$ (Note 2 (a))	$	$	$
Balance at September 30, 2005	14,500,112	401,309	(218,005)	(13,275,371)	-	1,408,045
Foreign currency translation loss	-	-	(7,580)	-	-	(7,580)
Net income	-	-	-	1,479,457	-	1,479,457
Balance at September 30, 2006	14,500,112	401,309	(225,585)	(11,795,914)	-	2,879,922
Foreign currency translation loss	-	-	(53,924)	-	(53,924)	(53,924)
Net loss	-	-	-	(252,538)	(252,538)	(252,538)
Comprehensive loss	-	-	-	-	(306,462)	(306,462)
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	(306,462)	2,573,460

See accompanying notes to the consolidated financial statements.

Wireless2 Technologies Inc.
Consolidated statements of cash flows
years ended September 30, 2007 and 2006

	2007	2006
	$	$
Operating activities		
Loss from continuing operations	**(213,662)**	(95,274)
Items not involving cash		
Depreciation and amortization	**18,100**	36,487
Unrealized foreign exchange loss	**56,153**	-
Non-cash working capital changes in operating assets and liabilities (Note 12)	**174,187**	(5,180)
Cash flows of continuing operations	**34,778**	(63,967)
Cash flows of discontinued operations	**(38,876)**	(364,584)
	(4,098)	(428,551)
Investing activities		
Proceeds from sale of Corrections Division, net of transaction costs of $55,713 (Note 4)	**-**	2,645,747
Purchase of property and equipment	**(15,787)**	(9,374)
Corrections Division assets disposals	**-**	225,284
Holdback receivable from sale of Corrections Division	**(55,278)**	(500,000)
Collection of receivable from OnGuard Plus Limited	**471,651**	-
Disposal of other assets	**128,298**	-
	528,884	2,361,657
Financing activities		
Repayment of loans payable	**(109,670)**	(284,837)
Repayment of debentures	**-**	(1,582,000)
	(109,670)	(1,866,837)
Effect of foreign exchange on cash and cash equivalents	**(43,284)**	(117,050)
Net increase (decrease) in cash and cash equivalents	**371,832**	(50,781)
Cash and cash equivalents, beginning of year	**1,287,801**	1,338,582
Cash and cash equivalents, end of year	**1,659,633**	1,287,801

Supplemental cash flow disclosure (Note 12)

1. Nature of operations

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada. The Company changed its name from Strategic Technologies Inc. to Wireless2 Technologies Inc. in October 2006.

2. Changes in accounting policies

(a) *Financial instruments, equity and comprehensive income*

Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*; and Section 3251, *Equity*, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. All derivative instruments of the Company, including those embedded in other financial instruments, are recorded at fair value and classified as held for trading.

On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30, 2007, there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

2. Changes in accounting policies (continued)

(b) Accounting changes

Effective October 1 2006, the Company adopted CICA Section 1506, *Accounting Changes*. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

(c) Recent accounting pronouncements

In December, 2006, the CICA issued Handbook Section 1535, *Capital Disclosures*. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements or on its results of operations.

In December 2006, the CICA issued Handbook Sections 3862, *Financial Instruments – Disclosures*, and 3863, *Financial Instruments – Presentation*, which will replace Section 3861, *Financial Instruments – Disclosure and Presentation*. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, *Inventories*, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

3. Significant accounting policies

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. A summary of the significant accounting policies are as follows:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary companies, Tactical Technologies Inc. and Strategic Monitoring Services, Inc. (inactive). All significant inter-company transactions and balances have been eliminated on consolidation.

(b) Uncertainty in management estimates

The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and other assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized herein.

(c) Cash and cash equivalents

Cash consists of cash on hand and liquid investments with an original maturity of three months or less.

(d) Inventory

Inventory of raw materials and finished goods is carried at the lower of cost, being actual landed cost, and net realizable value. Work in progress also includes labour at standard cost plus allocated manufacturing overhead.

(e) Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are recorded on the following basis and annual rates, except during the year of acquisition or disposal when one-half the annual rate is used:

Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

3. Significant accounting policies (continued)

(f) Intangible assets

Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following period:

Licenses	Lesser of term of licensing agreements or ten years

(g) Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, based on estimates using factors such as expected future asset utilization, economic outlook and future cash flows expected to result from the use of the related assets or be realized on sale. The Company recognizes an impairment loss if the projected undiscounted aggregate cash flows are less than the carrying amount. The amount of impairment charge, if any, is defined as the excess of the carrying value over the expected future discounted cash flows.

(h) Translation of foreign currency

Monetary assets and liabilities of the parent company denominated in a foreign currency are translated using rates of exchange prevailing at the balance sheet date. Non-monetary items, as well as revenues and expenses are translated at historical rates. Any resulting gains or losses are included in operations. All the assets and liabilities of the self sustaining foreign subsidiaries are translated at the year end rate of exchange, while revenues and expenses are translated at the average rate of exchange for the period. The unrealized effect of foreign currency translation of foreign operations is presented as a component of accumulated other comprehensive loss for the current and prior period.

(i) Revenue recognition

The Company recognizes equipment rental service revenues over the term of the applicable operating service agreements after the rental service has been provided. Sales of product are recognized as revenues pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured.

(j) Stock-based compensation

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. No options have been issued since March 3, 2004.

3. Significant accounting policies (continued)

(k) Income taxes

The future income tax asset and liability method of accounting for income taxes is used, and future income tax liabilities and future income tax assets are recorded on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These standards, also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Income (loss) per share

The diluted net income (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as issued stock options. This method requires that fully diluted net earnings per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(m) Comparative figures

Certain of the comparative figures in the consolidated statements of cash flows have been reclassified to conform to the current period presentation.

4. Sale of Corrections Division

In September 2006, the Company sold its Corrections Division (offender electronic monitoring) which included its subsidiary, On Guard Plus Limited for $3,194,241 less transaction costs of $55,713. The net proceeds were $2,638,528 after deducting a holdback receivable of $500,000. The gain on disposal of the Corrections Division and operating loss from its operations is as follows:

	2007	2006
	$	$
Gain on disposal		
Proceeds on disposal	-	3,194,241
Net book value of assets sold	-	(638,983)
Transaction costs	-	(55,713)
Gain on sale of division	-	2,499,545
Operating income (loss) from discontinued operations	**(38,876)**	(924,814)
	(38,876)	1,574,731

The Company may receive additional proceeds from the sale related to certain unresolved contingencies. The outcome of such contingencies remains uncertain at this time, and therefore has not been recorded.

5. Holdback receivable

	2007	2006
	$	$
Balance, beginning of year	**500,000**	-
Arising on sale of Corrections Division (Note 4)	**-**	500,000
Interest accrued during the year	**55,278**	-
Balance, end of year	**555,278**	500,000

The holdback receivable bears interest at the bank prime rate plus 5%. Management has initiated discussions to obtain settlement of the holdback receivable and expects the full amount will be received within 12 months.

6. Inventory

	2007	2006
	$	$
Raw materials	**260,897**	276,199
Work in progress	**21,012**	17,125
Finished goods	**47,055**	47,750
	328,964	341,074

7. Property and equipment

			2007
	Cost	**Accumulated depreciation**	**Net book value**
	$	**$**	**$**
Manufacturing and office equipment	**270,319**	**256,781**	**13,538**
Leasehold improvements	**5,971**	**1,214**	**4,757**
	276,290	**257,995**	**18,295**

			2006
	Cost	Accumulated depreciation	Net book value
	$	$	$
Manufacturing and office equipment	293,156	267,728	25,428
Leasehold improvements	1,062	1,062	-
	294,218	268,790	25,428

8. Other assets

	Cost	Accumulated amortization	2007 Net book value
	$	**$**	**$**
Licenses	**55,566**	**40,874**	**14,692**

	Cost	Accumulated amortization	2006 Net book value
	$	$	$
Licenses	78,918	59,444	19,474
Deferred financing costs	388,620	388,620	-
Cash surrender value of life insurance	126,283	-	126,283
	593,821	448,064	145,757

9. Loans payable

	2007	2006
	$	$
Loan payable, unsecured without interest	**9,694**	64,529
4% Notes payable, unsecured	**9,695**	64,530
	19,389	129,059

The loans payable will be due on settlement of an outstanding taxation matter in a former subsidiary.

10. Income taxes

(a) Recovery of income taxes was as follows:

	2007	2006
	$	$
Current income taxes	**-**	(6,057)
Future income taxes	**42,004**	-
Benefit of previously unrecognized losses	**(42,004)**	-
	-	-

10. Income taxes (continued)

(b) The Company's income tax expense for the years ended September 30 is as follows:

	2007	2006
	$	$
Canadian statutory tax rate	**34.12%**	34.12%
Recovery of income taxes at statutory rates	**(72,901)**	(60,619)
Provision for income taxes on non-deductible expense	**23,992**	3,818
Effect of tax rates in foreign jurisdictions	**6,704**	3,510
Tax benefit not recognized in period that the loss arose	**84,209**	59,348
Benefit of previously unrecognized losses	**(42,004)**	-
	-	6,057

(c) The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2007	2006
	$	$
Assets		
Depreciation and amortization	**756,627**	5,644
Share issuance cost	**68,922**	-
Scientific research and expenditure credits	**-**	262,253
Operating loss carry forwards	**2,190,854**	3,175,540
	3,016,403	3,443,437
Less: valuation allowance	**(3,016,403)**	(3,443,437)
	-	-

(d) At September 30, 2007 the Company had the following loss carry forwards available for tax purposes:

	$	Expiry
Canada	6,421,028	2010-2014
United States (US$41,478)	41,262	2015-2016
	6,462,290	

11. Share capital

Authorized

Unlimited common shares without par value

Issued

	Number of shares	Amount
		$
Issued, September 30, 2005 and 2006	18,812,213	14,500,112
Less: Cancellation of escrowed shares	(53,571)	-
Issued, September 30, 2007	18,758,642	14,500,112

Options issued and exercisable

	Number of options	Exercise price	Expiry date
		$	
Outstanding, September 30, 2005	983,817	0.40	October 22, 2008 and March 3, 2009
Cancelled during the year	(546,317)	0.40	October 22, 2008 and March 3, 2009
Outstanding, September 30, 2006	437,500	0.40	October 22, 2008
Cancelled during the year	(75,000)	0.40	October 22, 2008
Outstanding, September 30, 2007	362,500	0.40	October 22, 2008

12. Supplementary cash flow information

(a) *Change in non-cash working capital*

	2007	2006
	$	$
Accounts receivable	**146,300**	-
Inventory	**(28,424)**	354,582
Prepaids	**20,833**	37,007
Accounts payable and accrued liabilities	**41,297**	(551,723)
Customer deposits	**(5,819)**	4,778
	174,187	(155,356)

12. Supplementary cash flow information (continued)

(b) Interest and income taxes

	2007	2006
	$	$
Interest paid	-	209,554
Income taxes recovered	-	(88,073)

(c) Non-cash transaction

	2007	2006
	$	$
Loss on transfer of asset (Note 13)	**128,298**	-

(d) Cash and cash equivalents

Cash and cash equivalents is comprised of

	2007	2006
	$	$
Cash	**556,167**	376,595
Money market funds	**1,103,465**	911,206
	1,659,632	1,287,801

13. Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $79,000 (2006 - $251,200) charged by companies controlled by individuals who are officers or directors of the Company. As part of the settlement of a management contract, the Company transferred life insurance policies for their cash surrender value, recording a loss on this transaction of $128,298. In addition, the Company has a loss of $82,486 being loans outstanding against the policies. As of September 30, 2007, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $104,155 (2006 - $25,214).

In the year ended September 30, 2006 Maxwell & Co. provided accountancy services of $44,930 (£21,848). H.W.G. Maxwell is a previous director and 50% shareholder of On Guard Plus Limited, a former subsidiary, and is a partner in Maxwell & Co., Chartered Accountants. As at September 30, 2006 the amount owing to Maxwell & Co was $Nil.

14. Commitments

The minimum annual rentals payable under the terms of operating leases for premises are as follows:

	$
2008	65,639
2009	63,919
2010	65,837
2011	67,812
2012-2017	410,710
	673,917

In addition, the Company rents premises on a month to month basis with annual lease payments of approximately $3,600.

15. Financial instruments

The Company's financial assets and liabilities include accounts receivable, holdback receivable, accounts payable, customer deposits, and loans payable. The fair value of accounts receivable, holdback receivable, accounts payable, customer deposits and loans payable approximate their carrying value due to the short term to maturity.

The Company is exposed to interest rate and foreign exchange risk. The Company does not use derivative instruments to reduce its exposure to these risks. The Company has no investments in asset backed commercial paper.

16. Segmented information

The Company only operates in one segment, being the manufacture and sale of wireless radio frequency identification equipment. In 2006, the Company disposed of its Corrections Division (Note 4). Previous to this the Company had operated in two segments – Corrections and Law Enforcement. As a result of the disposal and treatment of Corrections as a discontinued operation, the Company reassessed its operations and determined it operated in a single segment. As a result, historical segmented results for the Company have been restated with the result that the Corrections segment is disclosed as discontinued operations (Note 4). All of the Company's long-lived assets are located in the United States.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*

Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Strategic Monitoring Services, Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,758,642
(at December 24, 2007)

File No. 82-1548
12g3-2(b) Exemption

WIRELESS2 TECHNOLOGIES INC

Management's Discussion & Analysis as at January 4, 2008

Management's Discussion & Analysis
as at January 4, 2008

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual Report. Additional information relating to the Company is filed on Sedar at www.sedar.com

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General Overview

Strategic Technologies Inc. changed its name to Wireless2 Technologies Inc. in October, 2006. Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania. In September, 2006, the Company sold its Corrections Division (offender electronic monitoring), (See Note 4 to the Consolidated Financial Statements).

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. The Corrections Division business, which the Company sold in September 2006, is shown as discontinued operations in these financial statements. Since 2006, the Company only operated in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc., Strategic Monitoring Services, Inc. (inactive) and On Guard Plus Limited (to the date of disposal). All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Selected Annual Information	Years Ended September 30		
	2007	2006	2005
	$	$	$
Total revenues	3,339,943	2,501,333	2,574,352
Loss before discontinued operations	(213,662)	(95,274)	(307,500)
Income (loss) from discontinued operations	(38,876)	1,574,731	(1,750,520)
Net income (loss)	(252,538)	1,479,457	(1,914,136)
Net income (loss) per common share – Basic and diluted	(0.01)	0.08	(0.10)
Total assets	2,928,239	3,333,101	4,275,341
Long-term debt	Nil	Nil	1,582,000

The Corrections Division operations are considered discontinued operations for all fiscal periods shown. Revenues increased in fiscal 2007 as a result of increased sales to the United States Federal Government and increased interest income over comparative periods.

Results of Operations

The consolidated financial statements for the year ended September 30, 2007 include the results and financial position of Wireless2 Technologies Inc., and its wholly owned subsidiaries. For the year ended September 30,

2006, On Guard Plus Limited results of operations are included to the date of sale in September 2006. Accordingly, the operating results of the Corrections Division and On Guard Plus Limited have been classified as a discontinued operation, and comparative figures restated.

Revenues for the year ended September 30, 2007 increased by $838,610 or 33% to $3,339,943. Included in revenues is interest earned on cash balances and holdback receivable of $102,552 (2006 - $18,519). Gross profit for 2007 was 43% of revenues and $1,440,096 compared to 39% and $976,751 for 2006 due largely to product mix and the higher amount of interest earned.

Operating Costs
In fiscal 2007, operating expenses comprised of sales and marketing, general and administration, research and development, financing charges, depreciation and administration and foreign exchange loss increased $587,790 to $1,653,758 compared with $1,065,968 in fiscal 2006. The increase was the result of general and administration expenses for corporate head office being expensed in 2007 while being included in discontinued operations in 2006. General and administration expense in 2007 also includes the cost of the settlement of a management contract of $210,784.In addition, general and administration expenses for the Law Enforcement division increased $31,109 because of increased staffing levels in 2007.

Gain on sale of Corrections Division
The sale of the Corrections Division and subsidiary On Guard Plus Limited in September 2006 resulted in a gain on sale of $2,499,545 being recorded. The sale generated net cash proceeds of $2,638,538, exclusive of a holdback receivable of $500,000, most of which was used to repay debt (see Capital Resources and Financing activities below). The Company may receive additional proceeds from the sale related to certain unresolved contingencies. The outcome of such contingencies remains uncertain at this time, and therefore has not been recorded.

Loss from Discontinued Operations
The loss from discontinued operations includes a provision for none recovery of a deposit of $12,642, legal fees of $16,316 related thereto and miscellaneous other amount of $9,918 for a total loss from discontinued operations in 2007 of $38,876. The loss from discontinued operations, net of income taxes related to the sale of the Corrections Division and its subsidiary, On Guard Plus Limited was $924,814 in 2006.

Quarterly Results – 2007	1st Quarter (Unaudited) $	2nd Quarter (Unaudited) $	3rd Quarter (Unaudited) $	4th Quarter (Unaudited) $
Revenues from continuing operations	689,074	989,453	713,431	947,986
Income (loss) before discontinued operations	(45,643)	45,236	(98,933)	(114,322)
Loss from discontinued operations	-	-	(9,917)	(28,959)
Net (loss) income	(45,643)	45,236	(108,850)	(143,281)
Net (loss) income per common share – Basic and diluted	(0.00)	0.00	(0.00)	(0.01)

Quarterly Results – 2006	1st Quarter (Unaudited) $	2nd Quarter (Unaudited) $	3rd Quarter (Unaudited) $	4th Quarter (Unaudited) $
Revenues from continuing operations	509,061	813,916	496,540	681,816
Income (loss) before discontinued operations	(48,837)	60,301	91,502	2,301,305
Income (loss) from discontinued operations	(193,617)	(401,324)	(583,144)	253,271
Net (loss) income	(242,454)	(341,023)	(491,642)	2,554,576
Net (loss) income per common share – Basic and diluted	(0.01)	(0.02)	(0.03)	0.01

A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2007 and 2006 were reduced as the average exchange rate fell from 1.22 in 2005 to 1.14 in 2006 and 1.11 in 2007.

Fourth Quarter of 2007

Revenues for the fourth quarter increased to $947,986 in 2007 from $681,816 the prior year. Gross profit for the quarter was $477,999 (50%) as compared to $282,515 (41%) in 2006. The increase in the gross profit percentage is attributable to the mix of products delivered. Net income (loss) for the fourth quarter was a loss of $143,281 as compared to income of $2,554,576 in the 2006 fourth quarter. Basic and diluted income (loss) per common share was ($0.01) in 2007 compared to $0.14 in 2006. The net income for the fourth quarter of 2006 was significantly impacted by the sale of the Corrections Division.

Liquidity

Working capital at the end of fiscal 2007 was $2,540,473 compared to $2,708,737 at the end of fiscal 2006. Working capital decreased because of the net loss for the year, the purchase of property and equipment and repayment of loans payable.

Cash flow from operations

Cash flow from continuing operations was $34,778 compared to cash used of $63,967 in fiscal 2006. Of this amount, $174,187 was cash flows from working capital items compared to invested of $5,180 in the previous year. The cash flow from continuing operations in 2007 was generated mainly as the result of the collection of accounts receivable and the receivable from On Guard Plus Limited.

Investing activities

During fiscal 2007, the Company purchased equipment and other assets totaling $15,787 compared to $9,374 during fiscal 2006. The Company collected $471,651 from On Guard Plus Limited and disposed of other assets of $128,298. It invested $55,278 in the holdback receivable (2006 - $500,000). During fiscal 2006, the Company received proceeds of $2,645,747 from the sale of the Corrections Division and $225,284 from Corrections Division asset disposals (Note 4 to the consolidated financial statements).

Financing activities

During fiscal 2007, the Company repaid $109,670 of loans payable compared to loan repayments of $284,837 and $1,582,000 of debentures in fiscal 2006.

Capital Resources

At September 30, 2007, the Company had working capital of $2,540,473, as compared to $2,708,737 at September 30, 2006. The Company has no long term debt and had 18,758,642 common shares issued and outstanding at September 30, 2007.

The Company had no commitments for material capital expenditures as of September 30, 2007.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has no exposure to asset backed commercial paper.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual Obligations	Total	Payments Due by Period Less than 1 year	1-3 Years	4 – 5 years	After 5 years
Operating Leases	$673,917	$65,639	$197,568	$143,915	$304,893
Loans Payable	$19,389	$19,389	-	-	-
Total Contractual Obligations	$693,306*	$85,028*	$197,568	$143,915	$304,893

*Not including purchase commitments to suppliers

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $79,000 (2006 - $251,200) that are charged by companies controlled by individuals who are officers or directors of the Company. As part of the settlement of a management contract, the Company transferred life insurance policies for their cash surrender value. The loss on this transaction of $128,298 is included in discontinued operations. In addition, the Company has accrued a loss of $82,486 being loans outstanding against the policies.

As of September 30, 2007, amounts owing to these companies included in accounts payable and accrued liabilities totaled $104,155 (2006 - $25,214).

In the year ended September 30, 2006 Maxwell & Co. provided accountancy services of $44,930 (£21,848). H.W.G. Maxwell is a previous director and 50% shareholder of On Guard Plus Limited, a former subsidiary, and is a partner in Maxwell & Co., Chartered Accountants.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets, goodwill, stock based compensation and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 2 to the consolidated financial statements.

Subsequent Events
None

Looking forward
Wireless2 has been looking at business opportunities during 2007 and the first quarter of fiscal 2008 and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical moved to a larger facility in the second quarter of 2007. Tactical had a backlog of approximately $760,000 at September 30, 2007 which compares favorably with prior periods.

Risk Management
Business risks
Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and Inflation
The Company generates the majority of its revenues in U.S. dollars. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in our financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. The Company had a foreign exchange loss of $77,649 in fiscal 2007 (2006 - loss of $16,413). To date, the Company has not engaged in any currency hedging to minimize the effects of these gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the components purchased and expenses incurred are denominated in these foreign currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at September 30, 2007.

Changes in accounting policies including initial adoption
The Company adopted certain new accounting policies beginning January 1, 2007 as required by GAAP. A summary of the newly adopted accounting policies is included herein.

Financial instruments, equity and comprehensive income
Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3251, Equity, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30, 2007, there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

Accounting changes
Effective October 1, 2006, the Company adopted CICA Section 1506, Accounting Changes. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

Recent accounting pronouncements
In October, 2006, the CICA issued Section 1535, Capital Disclosures.
The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements or on its results of operations.

The CICA also issued Section 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation in October 2006. These sections will effectively replace existing Section 3861, Financial Instruments – Disclosure and Presentation effective for the Company's interim and annual reporting periods beginning October 1, 2007. Section 3862 requires disclosure by class of financial instruments that enable users to evaluate the significance of financial instruments for the Company's financing position and performance. Disclosures are also required of qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of the Company's exposure to the risks arising from financial instruments, specifically credit risks, liquidity risks and market risks. Quantitative disclosures must also include a sensitivity analysis for each type of market risk the Company is exposed to and how net income and other comprehensive income would be affected. The Company does not expect the new standard will have a material impact on its consolidated financial position or on its results of operations. Section 3863 carries forward the presentation requirements of 3861 already adopted by the Company. As a result, The Company does not expect the new standard will have a material impact on its consolidated financial position or on its results of operations.

In March 2007, the CICA issued Handbook Section 3031, *Inventories,* which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

Disclosure Controls and Procedures
The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2007.

As well, as of the end of the fiscal year ended September 30, 2007, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2007, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"	"Ian M. Brown"
President & Chief Executive Officer	Chief Financial Officer
January 4, 2008	January 4, 2008

File No. 82-1548
12g3-2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.

Computershare

.9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 7, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on February 5, 2008.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

03DE07035.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Wireless2 Technologies Inc. (the "Company") hereby appoints: Douglas H. Blakeway, President and a Director of the Company, or failing this person, Ian M. Brown, Secretary and a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Wireless2 Technologies Inc. to be held at Lang Michener LLP, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia on Thursday, February 7, 2008, at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Douglas H. Blakeway	☐	☐
02. John M. Brown	☐	☐
03. Kenneth R. Tolmie	☐	☐
04. Bernhard J. Zinkhofer	☐	☐

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2. Appointment of Auditors

To appoint Deloitte & Touche LLP as Auditor of the Company.

For	Withhold
☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 3 4 3 7 5 A R 1 S T I Q

File No. 82-1548
12g3-2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 97654T101
SCRIP CODE: STIQ

Registered holders and beneficial owners of Wireless2 Technologies Inc. (the "Company") are entitled to elect annually to have their names added to a supplemental mailing list in order to receive a copy of the Company's annual and quarterly interim financial statements and the corresponding management discussion and analysis ("MD&A") of those statements.

If you wish to receive printed copies of these materials for the Company, please complete this form and return it to:

WIRELESS2 TECHNOLOGIES INC.
#103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

☐ Please send me ONLY the audited financial statements and corresponding MD&A for fiscal 2008.

☐ Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2008.

☐ Please send me BOTH the audited financial statements for fiscal 2007 and the quarterly interim financial statements for 2008 and corresponding interim MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company's previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on **the SEDAR website at www.sedar.com.**

I confirm that I am a shareholder of the Company.

DATED:_______________, 2008.

____
Signature

____
Name of Shareholder - Please Print

____
Address

____
Postal Code

____
Fax Number

____
Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

____
E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

File No. 82-1548
12g3-2(b) Exemption

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

INFORMATION CIRCULAR

as at December 24, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Wireless2 Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on February 7, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to **Wireless2 Technologies Inc.** "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are set out in the proxy for the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly, "ADP Investor Communication Services) ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.**

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed December 24, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of December 24, 2007, there were 18,758,642 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at December 24, 2007.

To the knowledge of the directors and executive officers of the Company, there were no persons or corporations that individually beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at December 24, 2007.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current four directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act* (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's four nominees for election as directors (the "Board"), all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at January 9, 2007.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment[1]	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled[1]
Douglas H. Blakeway President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company Full-time, May 4, 1984 to Sept. 14, 2006 and currently part-time Full-time consultant providing services to G4S Justice Services (Canada), Inc., since Sept. 15, 2006	Since May 4, 1984	1,527,531[2]
Ian M. Brown Vice-President, Finance, Chief Financial Officer, Secretary and Director British Columbia, Canada	Semi-retired, part-time Chief Financial Officer and Secretary of the Company Part-time from February 1, 2006 to present; previously full-time February 10, 1998 to January 31, 2006	Since February 10, 1998	146,500[3]
Kenneth R. Tolmie Director British Columbia, Canada	Vice-President, Finance, International P.E.T. Diagnostics Inc.	Since April 15, 1987	129,857[4]
Bernhard J. Zinkhofer Nominee British Columbia, Canada	Partner, Lang Michener LLP Barristers & Solicitors Vancouver, BC.	April 15, 1993 to July 23, 2004 and since February 15, 2007	134,271[5]

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) Mr. Blakeway holds an option to acquire 10,000 Common Shares at an exercise price of $0.40 each, expiring on October 15, 2008.

(3) Mr. Brown holds an option to acquire 100,000 Common Shares at an exercise price of $0.40 each, expiring on October 15, 2008.

(4) Mr. Tolmie holds an option to acquire 75,000 Common Shares at an exercise price of $0.40 each, expiring on October 15, 2008.

(5) Mr. Zinkhofer holds an option to acquire 75,000 Common Shares at an exercise price of $ 0.40 each, expiring on October 15, 2008.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on February 1996.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter can be viewed on Sedar at www.Sedar.com and/or as Schedule "A" attached to the information circular for the February 15, 2006 annual general meeting.

Composition of the Audit Committee

The members of the audit committee are Douglas H. Blakeway, Kenneth R. Tolmie and Bernhard Zinkhofer. As required by the *Business Corporations Act* (British Columbia), a majority of the of the members of the audit committee are neither officers nor employees of the Company. Mr Zinkhofer is considered by the Board to be independent notwithstanding the law firm he is a partner of provides legal services to the Company because these services can be terminated at any time and the level of services is not material to the firm.. The Company intends to continue its efforts to recruit additional directors. All members of the existing committee are considered to be financially literate. Mr Zinkhofer is also a Chartered Accountant.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The current members of the audit committee either have college level education or extensive business and financial experience. In particular, each of the members of the audit committee has

- an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and
- an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, Deloitte & Touche LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The specific policies and procedures for the engagement of non-audit services are set out in Section 4 of the Company's audit committee charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to the Company to ensure auditor independence. Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended September 30, 2007.	Fees Paid to Auditor in Year Ended September 30, 2006.
Audit Fees(1)	$36,000.00	$70,850.00
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$17,500.00
All Other Fees(4)	Nil	Nil
Total	$36,000.00	$88,350.00

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Constitution and Independence of the Board

The members of the Board of Directors are evenly divided between independent and non-independent directors however the Board believes it is able to act independently from management. The Board of Directors is currently comprised of four persons, of whom two (Messrs. Tolmie and Zinkhofer) are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Douglas H. Blakeway	Non-Independent **Basis for determination:** Serves as President and Chief Executive Officer of the Company
Kenneth R. Tolmie	Independent
Ian M. Brown	Non-Independent **Basis for determination:** Serves as Chief Financial Officer, Secretary and Vice-President, Finance
Bernhard J. Zinkhofer	Independent. **Basis for determination:** While the law firm of which he is a partner provides legal services to the Company, the arrangement can be cancelled at any time by either party and the amounts billed are not considered to be of a level where a reasonable person could question whether the amounts impact the ability of Mr Zinkhofer to act independently.

The Board continues to focus on developing its independence from management. The independent members of the Board meet without management by telephone from time to time as they deem necessary. Since September 30, 2007, there has been one such meeting, held with the auditors present. Furthermore, individual directors may engage an outside advisor at the expense of the Company in appropriate circumstances, and the independent directors have retained independent advice on occasion.

Mr. Blakeway is a director of QHR Technologies Inc. and Texas Gas & Oil Inc., both of which are reporting issuers.

Mr. Zinkhofer is a director of Austral Pacific Energy Ltd., and corporate secretary of Great Basin Gold Ltd. and Inviro Medical Inc. all of which are reporting issuers.

The attendance record of directors is as follows:

Attendance Record of Directors Since September 30, 2006		
Name	**Board Meetings Attended**	**% of Board Meetings Attended**
Douglas H. Blakeway	2	100%
Kenneth R. Tolmie	2	100%
Ian M. Brown	2	100%
Bernhard J. Zinkhofer	2	100%

Board Mandate

The Board has not adopted a formal mandate but understands that its role is to assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal financial controls and management information systems. There are two primary Canadian regulatory policies which deal with corporate governance and its disclosure namely NI 58-101 and NP 58-201 (the "Policies"). The Policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

The Company's focus, for the last several years, has been developing the Company's offender curfew monitoring and tracking technologies products and services. Since completion of the sale of Company's offender curfew monitoring division in mid September, 2006, the Company has concentrated on the development of its wholly owned subsidiary Tactical Technologies Inc. products and services in the law enforcement marketplace (the "Business"). The Company is currently looking at other business opportunities. The Board is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to effectively compete in this business niche and to seek new opportunities. The principal risks to the Company's Business as it expands and introduces new products are that it will be unable to achieve a reasonable level of profitability in order to attract the capital needed to effectively compete in this high technology area. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers. The Board monitors the activities of the senior management through regular discussions between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good.

Mr. Zinkhofer and Mr. Tolmie are the only members of the compensation committee. The function of the compensation committee is to review the terms of employment of the Company's Chief Executive Officer and its Chief Financial Officer on an annual basis. There were no changes to the rate of compensation of either of these officers during fiscal 2007. Mr. Brown provides services on a part-time basis as needed.

The Company's small and entrepreneurial status makes the Board significantly reliant on the Company's two senior officers and the Board's verification of the Company's internal control and information systems is limited to annual discussions with the Company's auditors.

The board of directors of the Company has overall responsibility for the stewardship of the Company. The mandate includes:

(a) to the extent feasible, the responsibility to satisfy itself as to the integrity of the chief executive officer and other executive officers and that the chief executive officers and the other executive officers create a culture of integrity throughout the Company;

(b) responsibility for the adoption of a strategic planning process and approval of a strategic plan,

(c) responsibility for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks,

(d) oversight over succession planning;

(e) responsibility over appointing, monitoring, evaluating and, where necessary, terminating senior management,

(f) responsibility for the implementation of a communication policy for the Company regarding disclosure of corporate information,

(g) responsibility for the Company's internal control and management information systems including accounting systems, and responsibility over developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company

Stewardship of the Company

The Company's Board of Directors is empowered by the Business Corporations Act, the Company's Articles and the common and statutory law to manage, or supervise the management of, the affairs and business of the Company. The Board has not yet adopted any formal mandate and believes that the Company's current size warrants thus less formal approach to governance.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to the audit and compensation committees. In addition, the Board requires that management not engage in any material transaction without the prior approval of the Board. Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It has worked with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored. The Board reviews and discusses succession planning for Senior Management positions as part of the Company's planning process. All appointments of Senior Management are approved by the Board.

The Board of Directors has not developed a written position descriptions for its Board or management committees other than the audit committee charter. Inquiries by shareholders are directed to and dealt with by Senior Management. Corporate Disclosure is reviewed by all Board members prior to its dissemination

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors meet directly with the Audit Committee. In its annual meeting with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

When new directors are appointed, as part of the orientation program, they meet with senior management to discuss the Company's business, technology and industry and to discuss the responsibilities of directors. New directors will receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. The Board has not adopted a Directors' education policy or requirement.

At this time the Board has not established a formal process for assessing its effectiveness or the contribution of individual members nor a formal education program. Board compensation is considered from time to time, however, the Company's limited resources are unable to provide compensation that realistically reflects the efforts and risks involved.

Ethical Business Conduct

The Board relies on the reputation and integrity of its members to conduct themselves and the business of the Company ethically. The Board belies it is justified in doing so. The Company has never received a complaint or allegation of unethical behaviour.

Audit Committee

The Audit Committee is comprised of three directors, Kenneth R. Tolmie (Chairman), Douglas H. Blakeway and Bernhard Zinkhofer. Douglas H. Blakeway is a non-independent director, however the other two members are independent. All of the members of the Audit Committee are financially literate.

The Audit Committee's mandate and responsibilities are detailed in its Charter, and include:

(a) assisting in the identification of the principal risks of the Company's business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b) overseeing the work of external auditors engaged for the purpose of preparing or issuing an audit report or related work,

(c) recommending to the Board the nomination and compensation of the external auditors,

(d) approving all non-audit services to be provided by the external auditors, and

(e) reviewing the Company's financial statements, MD&A and earnings press releases before the Company publicly discloses this information and satisfying itself that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets or exchanges emails at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least twice annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

See "Audit Committee" in the Company's Annual Information Form for the year ended September, 2007 for more information concerning the Audit Committee and its members.

Compensation Committee

The Compensation Committee is currently comprised of two independent directors, namely Messrs Kenneth R. Tolmie, and Bernhard Zinkhofer.

This Committee's mandate includes

(a) assisting the Board in discharging the Board's responsibilities relating to executive officer and director compensation,

(b) providing oversight with respect to the evaluation of management, and

(c) providing oversight with respect to the Company's compensation strategies, practices and incentive compensation plans.

(d) This Committee has been empowered to ensure the effectiveness of the Company's executive officers and appropriate management continuity, including a succession plan for the chief executive officer and other executive officers. The Compensation Committee formally evaluates the performance of the chief executive officer and recommends to the board of directors the chief executive officer's compensation. It also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company's executive officers. The Compensation Committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs. The Committee reviews and makes recommendations to the Board on share incentive plans and related distributions. This Committee discussed compensation issues with the Board at least annually.

Corporate Governance and Nominations

The Board of Directors monitors corporate governance issues, including the governance of the Board of Directors and Board committees. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

In performing these functions the Board's responsibilities are:

(a) developing the standards to be applied in assessing whether the Company's directors are independent;

(b) performing the annual evaluation of the effectiveness of the Board, its committees and individual Directors which is done by annual meetings and self-examination.

(c) seeking out and recommending nominees for appointment, election or re-election to the Board and for appointment to Board committees;

(d) developing succession planning strategies for the Chair of the Board, and

(e) recommending the size of the Board and reporting on the profile of the directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

Other Board Committees

The Board has no other committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. These evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of September 30, 2007 and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Douglas H. Blakeway President, Chief Executive Officer and Director	2007 2006 2005	35,000[1] 180,000[1] 180,000[1]	Nil Nil Nil	Nil Nil 3,000[3]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Brown Vice-President, Finance Chief Financial Officer, Secretary and Director	2007 2006 2005	19,000[2] 71,200[2] 126,000[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Snyder President, Tactical Technologies	2007 2006 2005	91,052 93,446 103,240	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) These funds were paid to Geni D Ventures Inc., a company controlled by Mr. Blakeway.

(2) These funds were paid to Mackin Enterprises Ltd., a company controlled by Mr. Brown.

(3) These funds were for car allowance.

(4) On October 15, 2003 options to purchase Common Shares were granted to Mr. Blakeway (10,000), Mr. Brown (100,000) and Mr. Snyder (40,000) at an exercise price of $0.40, which expire on October 15, 2008..

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2007.

No share options were exercised by the Named Executive Officers during the financial year ended September 30, 2007. The values of outstanding options at the end of the Company's financial year were as follows:

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Douglas H. Blakeway	Nil	Nil	10,000/Nil	Nil/Nil
Ian M. Brown	Nil	Nil	100,000/Nil	Nil/Nil
Richard Snyder	Nil	Nil	40,000/Nil	Nil/Nil

No share options were re-priced on behalf of the Named Executive Officers during the financial year ended September 30, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

The terms and conditions of the employment contract or arrangement between the Company or its subsidiary and a Named Executive Officer are:

(a) The Company retains Blakeway through a contract with his company Geni D Ventures Ltd. which can be terminated without cause or termination fees by either party on 90 days notice. The shortened arrangements were agreed in consideration of the transfer in 2007 of life insurance policies in the Company's name to Mr Blakeway with a value of $128,298.

(b) Mackin Enterprises Ltd. provides the executive financial services of Ian Brown, the Secretary and Chief Financial Officer of the Company on a month to month arrangement.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants other than as set out herein.

The Company pays Mr. Tolmie and Mr. Brown the sum of $1,500.00 each per quarter for their services as a director of the Company. Mr. Tolmie was paid $6,000.00 during the fiscal year ended September 30, 2007 for his services as a director of the Company. Mr. Brown was paid $6,000.00 during the fiscal year ended September 30, 2007 for his services as a director of the Company. Mr Zinkhofer does not receive director's fees per se but his time is changed as part of the legal services of his firm at regular rates. Mr. Zinkhofer's law firm invoiced $25,068 for 2007. For the period Mr. Zinkhofer was a director from February 15, 2007 to September 30, 2007 - $17,576.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "Plan") which was previously approved by shareholders on January 21, 2002. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 1,875,864 Common Shares under the Plan. All options expire on a date not later than five years after the date of grant of such option. As at December 24, 2007 there were options outstanding to purchase an aggregate of 362,500 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended September 30, 2007.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders - (the Plan)	362,500	$0.40	1,513,336
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	362,500	$0.40	1,519,828

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2007, or has any interest in any material transaction in the current year.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

The financial statements for the year ended September 30, 2007, report of the auditor and related management discussion and analysis as filed with the securities commissions in British Columbia, Alberta and Ontario and are specifically incorporated by reference into, and form an integral part of, this information circular. A copy of this material may be obtained by a Shareholder upon request without charge from Lynn Blakeway, Vice-President of the Company at Telephone No.: (604) 576-8658 or Fax No.: (604) 576-0436. Additional information relating to the Company and copies of the Company's interim financial statements and related management discussion and analysis may also be obtained from Ms. Blakeway. These documents and additional information are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Surrey, British Columbia, January 7, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"D.H. Blakeway" (signed)

Douglas H. Blakeway
President and Chief Executive Officer

END